[Covington & Burling Letterhead]

January 24, 2006

FEDERAL EXPRESS

Robert J. Mittman, Esq.
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 1 0 1 74

Re: Barbara A. Kaczynski

Dear Mr. Mittman:

As you know, we have just been retained to represent Barbara Kaczynski. I write in response to your email of Friday, January 20, 2006, to Ms. Kaczynski, regarding her resignation from the board of directors of Take-Two Interactive Software, Inc. (“Take-Two”).

Your email seeks confirmation from Ms. Kaczynski that her resignation from Take-Two’s board was not due to a disagreement with management of the type requiring disclosure under Item 5.02(a) of S.E.C. Form 8-K. Your email further asks Ms. Kaczynski to approve draft language describing the circumstances surrounding her resignation, which language the company intends to include in its upcoming Form 8-K disclosure.

Ms. Kaczynski does not know whether her resignation is of a type requiring disclosure under SEC rules and she does not feel able to express a view with respect to the language the Company intends to include in its Form 8-K disclosure about the resignation.

However, she is able to express to you directly the reasons why she resigned. During Ms. Kaczynski’s tenure as a board member and chair of the audit committee, several matters requiring the board’s attention caused Ms. Kaczynski concern. These matters included Take Two’s discovery of illicit images depicted in its “Grand Theft Auto” videogame, the Federal Trade Commission’s investigation of Take-Two following that discovery, and various SEC inquiries directed at Take-Two and its employees.

More recently, in connection with preparation of the 10-K and its late filing, Ms. Kaczynski’s concerns have risen significantly because of what she views as an increasingly unhealthy relationship between senior management and the board of directors. In her experience, management’s interactions with the board were characterized by a lack of cooperation and respect. Moreover, Ms. Kaczynski felt that management failed to keep the board informed of important issues facing the company or failed to do so in a timely fashion. In these circumstances, Ms. Kaczynski decided to resign her position as a member of the board.

Robert J. Mittman, Esq.
January 24, 2006

Please do not hesitate to contact me should you wish to discuss this matter.

Very truly yours,

/s/ Bruce A. Baird
Bruce A. Baird